Gregory Harrington Gregory.Harrington@aporter.com (202) 942-5082 (202) 942-5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

September 17, 2010

Michael Clampitt Senior Attorney Division of Corporation Finance 100 F Street, N.E. United States Securities and Exchange Commission Washington, D.C. 20549

Re:	Credicorp Ltd
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 18, 2010
File No. 001-14014

Dear Mr. Clampitt:

We are responding to the letter of the Staff of the Division of Corporation Finance (the “Staff”) dated August 25, 2010, regarding the above-referenced filing of Credicorp Ltd. (“Credicorp” or the “Company”) on Form 20-F.  We set forth below Credicorp’s response to the comments in the letter.  For ease of reference, we have included the Staff’s comments in their entirety in bold preceding the corresponding responses.

Form 20-F for the fiscal year ended December 31, 2009

Item 3.  Key Information

(D) Risk Factors, page 7

1.
Please revise to avoid making statements that “we cannot assure” that a given event might or might not happen.  The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Response to Comment 1:

Credicorp will amend the disclosure in the Form 20-F accordingly. See Appendix A.

Michael Clampitt
September 17, 2010

Item 4.  Information on the Company

(A)  History and Development of the Company, page 16

2.	Please revise your disclosure so that the organizational chart of BCP’s subsidiaries reflects the subsidiaries listed on page 25 of the filing.

Response to Comment 2:

Credicorp will amend the Form 20-F such that the organizational chart of BCP’s main subsidiaries included on page 16 will reflect the same subsidiaries listed on page 25.  See Appendix B.

(B)  Business Overview

(1) Introduction — Review of 2009, page 16

3.
We note your disclosure that you operate through four operating segments: banking, insurance, pension funds and brokerage and other. Therefore, please add. or please explain why you have not added, a subheading for “Brokerage and other” in this section.

Response to Comment 3:

Credicorp did not include the segment “Brokerage and others” in the “Section (1) Introduction – Review of 2009, (B) Business Overview” because the Company believes that this segment is not material.  As indicated on page 13 of the Form 20-F, as of and for the year ended December 31, 2009, it represented approximately 1.6% of total revenue, 0.8% of operating income, and 1% of total assets. Furthermore, during 2009 no significant changes or transactions occurred in this segment.

Nevertheless, Credicorp presented information related to the “Brokerage and others” segment in more detail in “Section (3) Credicorp Operating Segments, (B) Business Overview.”  In future filings, Credicorp will include information about the segment “Brokerage and others” in “Section (1) Introduction – Review, (B) Business Overview.”

Michael Clampitt
September 17, 2010

(6)(iii) Pacifico Peruano Suiza — Investment Portfolio, page 44

4.
We note your disclosure on page 45 regarding Pacifico Peruano Suiza’s investment in U.S. and European sovereign debt. Please tell us and revise future filings to quantify your material European Sovereign Debt exposures by country.

Response to Comment 4:

As of December 31, 2009, Pacífico Peruano Suiza did not hold a material amount of European Sovereign Debt. The disclosure provided on page 45 of the Form 20-F referred to investments that were mainly in US sovereign debt and the debt of U.S. federal agencies. As of December 31, 2009, only US$2.3 million of the total investment corresponded to European Sovereign Debt, all of which consisted of debt instruments of the Republic of Italy. An additional US$3.5 million was an investment in debt instruments of the State of Qatar.

Item 6.  Directors, Senior Management and Employees

(A) Directors and Senior Management, page 112

5.
We note that in many of the director biographies, the directors are described as being on the boards of “various other companies”.  Please revise to provide the names of the companies where your directors are concurrently serving as directors. Refer to Item 6(A)(2).

Response to Comment 5:

Credicorp will amend the Form 20-F to add the information regarding the various other companies where a director is member of the board.  See Appendix C.

Michael Clampitt
September 17, 2010

Item 18.  Financial Statements

Note 3.  Significant Accounting Policies

3(e) — Insurance activities, page F-20

6.
Please tell us which generally accepted accounting principles (e.g. Peruvian, U.S., etc.) you look to in developing your accounting policy for your insurance activities.  Please ensure your response addresses how this developed policy complies with the guidance and principles outlined in paragraphs 10-12 of IAS 8.  Please ensure your future disclosures specifically address which principles you use to account for insurance premium income.

Response to Comment 6:

Before the adoption of IFRS 4 in 2005, Credicorp followed the applicable US Generally Accepted Accounting Principles (US GAAP) for the recognition and measurement of insurance and reinsurance contracts. For the adoption of IFRS 4 “Insurance Contracts”, Credicorp’s management concluded that US GAAP used as of December 31, 2004 was the relevant framework to be used as permitted by IFRS 4; Credicorp complies with the requirements of paragraphs 10-12 of IAS 8 detailed in paragraph 14 of IFRS 4.

In Credicorp’s next filing on Form 20-F, the Company will clarify its accounting principles disclosure to account for insurance premium income.

3(i) — Impairment of financial assets, page F-28

7.
We note your disclosure on page F-30 as well as on page 93 related to renegotiated loans.  We also note that you disclose on page F-105 total “loans that are neither past-due nor impaired whose terms have been renegotiated” of US$6.5 and US$10.3 million at December 31, 2009 and 2008, respectively.  Please tell us whether you hold any loans whose terms have been renegotiated that are classified as past-due or impaired as of each period end.  If so, please tell us and revise future filings to disclose in greater detail the terms and success rates of your loan modification programs, and discuss how your allowance for loan losses incorporates the fact that some modifications end up being unsuccessful.

Michael Clampitt
September 17, 2010

Response to Comment 7:

As of December 31, 2009 and 2008, Credicorp held renegotiated loans amounting to US$59.5 million and US$55.2 million, respectively, of which US$53.0 million and US$44.9 million are considered to be  “past due but not impaired” or “impaired”. These amounts represent approximately 7.23% and 7.92%, respectively, of the “past due but not impaired” and “impaired” loans.

Although Credicorp does not currently track success rates of its loan modification programs, its procedures to estimate the  allowance for loan losses take into consideration the risk that the client might not comply with the modifications of the terms based on the client’s financial information, historical experience and the  loan classification described on page F-47 of the Form 20-F.

The main terms that Credicorp has for renegotiated and restructured loans are the modification of the payments schedule and reduction of interest rates on a case by case basis.

In future filings on Form 20-F, Credicorp will revise the disclosure of the terms of its loan modification programs that are considered for the estimation of its allowance for loan losses.

Note 5 — Investments available-for-sale, page F-42

8.
We note your disclosure on page 101 that net gains on sales of securities increased 132.8% during 2009 to US$120.9 million primarily due to the increased volatility observed in capital markets, which caused the appreciation in stock prices in your investment portfolio.  However, we also note the statement in your Q4 Earnings Call that this gain resulted from an exchange and repurchase of bonds initiated by the Peruvian Government.  Please tell us and revise your future filings to clarify the origin of the gain and describe in detail how the related transaction(s) resulted in such a material gain to your operations.

Michael Clampitt
September 17, 2010

Response to Comment 8:

Credicorp will amend the disclosure on page 101 of the Form 20-F to provide further explanation of the increase in net gains on sales of securities during 2009. See Appendix D.

Note 29.1  Credit risk, page F-97

9.
We note on pages F-104 through F-106 you disclose total impaired loans of US$356,348,000 and US$202,460,000 at December 31, 2009 and 2008, respectively. We also note your disclosure on page 79 that states loans considered to be impaired include those loans classified as substandard, doubtful or loss, which totaled (on page 81) US$356,305,000 and US$199,835,000 at December 31, 2009 and 2008, respectively.  Please revise future filings to reconcile the apparent difference between the two impaired loans balances disclosed at each period end.  Further, please revise future filings to disclose whether the specific allowance for loan losses amounts disclosed on page F-106 relates to the entire impaired loans balance at each period end or, if not, disclose the amount of impaired loans for which a specific allowance for loan losses has been recorded at each period end.

Response to Comment 9:

The impaired loan balances disclosed on page F-104 through F-106 present loans considered to be impaired, while the balances presented on page 81 correspond to impaired loans, net of unearned interest.

Credicorp will revise in future filings on Form 20-F its disclosures related to specific allowance for loan losses amounts.

Exhibits 12.1 and 12.2

10.
We note that the certifications required by Exchange Act Rule 13a-14(a) replaced the word “report” with “Annual Report”. In future filings, the certifications should be revised to refer to simply the “report”.

Michael Clampitt
September 17, 2010

Response to Comment 10:

Credicorp will make this correction in future filings.

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 942-5082, to discuss this letter.

Sincerely,

Gregory Harrington

cc:           Mr. Alvaro Correa
Chief Financial Officer
Credicorp Ltd.

Michael Clampitt
September 17, 2010

APPENDIX A

We will amend page 8 as follows (change in the statement underlined):

The Peruvian government’s economic policies during the last decade have provided the appropriate fundamentals to support positive performance by the Peruvian economy. As a result, the international financial crisis did not impact Peru as severely as other countries. In addition, the current government has also implemented a US$3 billion anti-crisis program to alleviate any effects from the crisis.  However, while the economic policies of recent Peruvian governments have been relatively stable, future governments might adopt different economic policies that are less favorable for the Peruvian economy.

Foreign exchange fluctuations and exchange controls may adversely affect our financial condition and results of operations.

Even though the functional currency of our financial statements is U.S. Dollars and our dividends are paid in U.S. Dollars, BCP, PPS and Prima AFP for local statutory purposes, prepare their financial statements and pay dividends in Nuevos Soles. The Peruvian government does not currently impose restrictions on a company’s ability to transfer U.S. Dollars from Peru to other countries, to convert Peruvian currency into U.S. Dollars or to pay dividends abroad. Nevertheless, Peru has had restrictive exchange controls in the past and the Peruvian government might in the future consider it necessary to implement restrictions on such transfers, payments or conversions. See “Item 10. Additional Information—(D) Exchange Controls.”  In addition, depreciation of the Nuevo Sol against the U.S. Dollar would decrease the U.S. Dollar value of any dividends BCP, PPS and Prima AFP pay us, which would have a negative impact on our ability to pay dividends to shareholders.

Although Peru’s foreign reserves currently compare favorably with those of many other Latin American countries, Peru may not be able to maintain adequate foreign reserves to meet its foreign currency-denominated obligations. Similarly, Peru may impose exchange controls should its foreign reserves decline. A decline in Peruvian foreign reserves to inadequate levels, among other economic circumstances, could lead to currency devaluation or a volatility of short-term capital inflows. We have taken steps to manage the gap between our foreign currency-denominated assets and liabilities in several ways, including closely matching the volumes and maturities of our Nuevo Sol-denominated assets against our Nuevo Sol-denominated liabilities. Nevertheless, a sudden and significant devaluation of the Nuevo Sol could have a material adverse effect on our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Michael Clampitt
September 17, 2010

We will also amend page 10 as follows:

While we expect this economic stability to continue in the short-term, there is still some level of concern regarding the continued stability and Bolivia’s long-term economic performance. Bolivia has a high dependence on commodities exports and needs to generate larger local and foreign investment. These long-term concerns could adversely affect BCP Bolivia’s income and results of operation.

Michael Clampitt
September 17, 2010

APPENDIX B

We will replace the organizational chart of page 16 for the following:

Michael Clampitt
September 17, 2010

APPENDIX C

We will amend the disclosure of Item 6. (A) as follows (change in the statement underlined):

Fernando Fort is a lawyer and partner at the law firm of Fort Bertorini Godoy Pollari & Carcelen Abogados S.A. Mr. Fort served as a director of Banco de Crédito del Perú from 1979 to 1987 and from March 1990 to the present. Since March 2009, he has served on our Board of Directors and on the board of directors of ASB, BCB and BCP’s subsidiaries. Mr. Fort also serves as a director on the Board of Inversiones Centenario and Edelnor S.A.A.

Reynaldo Llosa is a business manager and since August 1995 has been a director on our board of directors and on the boards of ASB, BCB, Pacífico Peruano Suiza and BCP’s subsidiaries. He has also been a director of BCP from 1980 to October 1987 and from March 1990 to the present. Mr. Llosa is the main partner and general manager of F.N. Jones S.R. Ltda. and serves as a Director on the boards of Edelnor S.A.A. and Distrilima,

Juan Carlos Verme is a businessman and has served on the Board of Directors since August 1995. He has served on the board directors of BCP since March 1990 and is also on the board of directors of ASB and BCB. Mr. Verme is Chairman of Inversiones Centenario and he also serves as member of the Board of some BCP’s subsidiaries (Creditítulos S.A., Credifondo S.A.C., and Solución Financiera de Crédito del Perú S.A. He is a director of the Asamblea General de Asociados del Patronato del Museo de Arte de Lima (the General Assembly of Patron Members of the Lima Art Museum).

Luis Enrique Yarur is a businessman with an undergraduate degree in law and graduate degrees in economics and management. He has served on the Board of Directors since October 2002 as well as the board of directors of BCP since February 1995. Mr. Yarur is Chairman of the Board of Empresas Juan Yarur S. A. C., Banco de Crédito e Inversiones of Chile, BCI Seguros Generales S.A, BCI Seguros de Vida S.A., Chairman of Empresas Jordan S.A. and Vice-Chairman of Empresas Lourdes S.A. He is Vice-President of the Asociación de Bancos e Instituciones Financieras A. G., a member of the International Advisory Board IESE, España and director of the Bolsa de Comercio de Santiago.

Michael Clampitt
September 17, 2010

Felipe Ortiz de Zevallos is an industrial engineer with a Master’s degree in Management Science  from Rochester University and a degree in Management from Harvard Business School. Mr. Ortiz de Zevallos has served on the Board of Directors since March 2005. He also serves as a director on the boards of BCP, Grupo Apoyo (where he is the Chairman), Compañía de Minas Buenaventura S.A., Sociedad Minera el Brocal S.A.A., AC Capitales SAFI, HTA Perú SAC, and AC Pública. From September 2006 until March 2009, Felipe Ortiz de Zevallos was Peru’s Ambassador to the United States. Prior to becoming Peru’s Ambassador to the United States, Mr. Zevallos served as the President of Universidad del Pacífico in Lima (elected for the period 2004-2009).

Germán Suárez is an economist with a Master’s degree in Economics from Columbia University. Mr. Suárez was elected to the Board of Directors in March 2005. Mr. Suárez was President and Chairman of the Board of Banco Central de Reserva del Perú from 1992 to 2001, and serves as a director on the boards of BCP and Compañía de Minas Buenaventura S.A.

Michael Clampitt
September 17, 2010

APPENDIX D

We will amend the disclosure provided on page 101 as follows (change in the statement underlined):

Net gains from sales of securities increased 132.8% to US$120.9 million in 2009 as compared to US$51.9 million in 2008, following an increase from US$46.4 million in 2007, which represented an increase of 12.0%. The increase in 2009 was primarily due to the increased volatility observed in capital markets, which caused the appreciation of prices in our investment portfolio, mainly in positions of global and sovereign bonds of the Peruvian government and of Colombian government bonds, where we realized gains on the sale of such instruments.  The increase in 2008 was principally due to gain from market value fluctuation on sales of investments.